 Exhibit 99.2
IFRS INR Press Release

Significant growth acceleration in Q1 to 16.9% YoY and 4.8% QoQ. Large deal momentum strong with $2.6 bn TCV Revenue guidance for FY22 revised to 14%-16%. Margin guidance retained at 22%-24%

Bengaluru, India – July 14, 2021: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, delivered a strong Q1 performance with year on year growth accelerating to 16.9% and sequential growth increasing to 4.8% in constant currency. Large deal flows remained strong with TCV of $2.6 billion in Q1. Operating margin for the quarter was robust at 23.7%, with Free Cash Flows growing by 15.2% year on year.

“Driven by the dedication of our employees and the trust of our clients, we grew at the fastest pace in Q1 in a decade, at 16.9% year-on-year and 4.8% quarter-on-quarter in constant currency. I am proud of our employees, who as ‘One Infosys’ demonstrate resilience and commitment in delivering for our clients. This gives us confidence to increase our revenue growth guidance to 14%-16%”, said Salil Parekh, CEO and MD. “As Infosys completes forty remarkable years, its continuing success and global impact are a testament to the vision of the founders and all the leaders who have shaped the company,” he added.

1.	Key highlights for the quarter ended June 30, 2021

•	Revenues in CC terms grew by 16.9% YoY and 4.8% QoQ

•	Reported revenues at 27,896 crore , growth of 17.9 % YoY

•	Digital revenues at 53.9% of total revenues, YoY CC growth of 42.1%

•	Operating margin at 23.7%, increase of 1.0% YoY and decline of 0.8% QoQ

•	Basic EPS at 12.24, growth of 22.6% YoY

•	FCF at 6,363 crore, YoY growth of 15.2%; FCF conversion at 122.3% of net profit

“Employee wellbeing is of paramount importance to us and we have had multiple interventions in this regard including facilitating vaccination for them and their dependents. We rolled out several intense employee engagement initiatives including career acceleration opportunities, compensation reviews and learning & development interventions. Our clients continue to be supportive of the multiple initiatives we have undertaken; they value the delivery commitments we have met even during these extraordinary times”, said Pravin Rao, Chief Operating Officer, Infosys.  “As the demand for digital talent explodes, rising attrition in the industry poses a near-term challenge. We plan to meet this demand by expanding our hiring program of college graduates for FY 22 to ~35,000 globally”, he added.

“We remain confident of delivering on the margin guidance, underpinned by our comprehensive cost optimization program, despite increasing cost headwinds arising largely from compensation review, talent acquisition and retention”, said Nilanjan Roy, Chief Financial Officer. “Our free cash conversion was strong at 122.3% of net profit and ROE improved to 29.3%”, he added.

2.	Capital Allocation

Pursuant to the Board recommendation and subsequent to shareholders’ approval in the AGM, the company has started share buyback program through open market route from June 25, 2021 and till date, has bought back 9.8 million shares worth 1,542 crore or 16.8% of total authorization of 9,200 crore at an average price of approx. 1,569 per share (compared to maximum Buyback Price of 1,750 per share).

3.	Client Wins & Testimonials

The trust clients’ repose in Infosys drives us to invest further in building stronger digital capabilities and to raise the bar in delivery excellence.

•	Archrock selected Infosys for its rich experience and deep domain expertise in the energy industry to integrate digital technologies and mobile tools for its field service technicians. Infosys will leverage its pre-configured accelerator for Microsoft Dynamics 365 Field Service Application. Eric Thode, Archrock’s Senior Vice President, Operations, said, “Our collaboration with Infosys is part of a multi-year technology project to further enhance the value proposition to our customers, more effectively manage our assets, reduce our emissions footprint and yield attractive value for our shareholders. Two major objectives of our digital transformation are to improve our customers’ experience and make our field employees’ jobs easier. As these leading-edge mobile tools are rolled out across our operations, we expect this will increase our compression unit uptime, improve the efficiency of our field service technicians and result in reduced vehicle mileage. With the right digital and energy industry credentials, we are confident Infosys is the right partner to deliver Microsoft’s industry leading field service platform.”

•	Infosys and the French Tennis Federation unveiled new technologies to help bridge the gap between remote fans and the game, transforming the Roland-Garros experience for the entire tennis ecosystem. Amélie Oudéa-Castera, Chief Executive Officer of French Tennis Federation (FFT), said, “This is our second year impacted by the challenges of the pandemic and social distancing, but partnering with Infosys we have set a gold standard for other sporting organizations navigating a disrupted season, and looking to bridge the gap between players, coaches and fans across the world. The innovations we have created are leading the way in establishing a long-term immersive and digital standard for sporting tournaments.”

•	Infosys was selected by Britvic to help deliver their strategic transformation roadmap and operations, across Applications, Cloud Infrastructure, Service Management and End User Computing. Neal Johnson, IT Director Operations & Infrastructure at Britvic, said, "Britvic's aim is to be the most dynamic, creative and admired soft drinks company in the world which means IT needs to transform the way service and operations are delivered - with Infosys we have a strategic partner to take our operations to the next level by leveraging automation and digitalisation, thereby, offering a seamless digital experience for our enterprise users. This partnership will also help us innovate faster, be more agile and to transform quickly by leveraging Infosys's thought leadership as a market leader in IT services for Consumer Goods companies.”

•	ArcelorMittal selected Infosys to help accelerate the company’s digital transformation journey and enable next-generation application management and business process management (BPM) services for ArcelorMittal Europe. Geert Van Poelvoorde, CEO of ArcelorMittal Europe, said, “We are delighted to partner with Infosys on our digital transformation journey. Infosys not only shares our vision and values but also brings agility, delivery excellence, and willingness to walk the extra mile to ensure mutual success. We are confident that this collaboration will mean our employees and associates are equipped with powerful new tools that enhance our competitiveness and fuel our innovation.”

•	Posten Norge is aiming to build a best-in-class IT service management capability to create more value for its customers. Arne Erik Berntzen, CIO, Posten Norge, said, “At Posten Norge our aim is to make everyday life simpler and the world smaller by simplifying and increasing the value of trade and communication for people and enterprises in the Nordic region. Transforming our IT processes to improve the services we deliver will enable us to be at the forefront of technology and innovation and be the customer’s first choice. With Infosys as a strategic partner we are aiming to build a best-in-class IT service management capability so we can create more value for our customers, with a focus on service experience. This collaboration will help us redesign our IT processes to be ready for new age software delivery methods with next generation technologies.”

•	AGCO has been working with Infosys to deliver a first-class customer experience. Infosys has been a key player in leveraging advanced technologies to enable new opportunities for AGCO’s dealers and improved services to its customers. Seth Crawford, Senior Vice President and General Manager, Precision Ag and Digital for AGCO, said, “Together with our digital partner Infosys, we have built a team that is passionate about maximizing farmers' results with smart, high-quality solutions. We are creating impactful platforms with reliable, easy to use solutions for farmers and empowering our dealers with a great digital toolset. We look forward to our continued work with Infosys to offer our dealers and farmers integrated and seamless journeys through all our channels, extending their experience with our products and services.”

•	Infosys has been one of the key drivers in delivering Axiata’s first live field trials for deploying virtual and Open RAN networks. “In consideration of Axiata’s Open RAN ambition across our markets, we partner up with the global best to bring next-level solutions in how we deploy, optimise and operate our networks. Infosys has been one of the key drivers in delivering our first live field trials in the deployment of virtual and Open RAN networks. In our pursuit to become The Next Generation Digital Champion, we look forward to building on this relationship as we position for more wins to future-proof our networks and meet society’s evolving needs, “ said Thomas Hundt, Group Executive Vice President – Technology, Axiata Group Berhad.

•	Infosys Finacle announced its Digital Banking SaaS (Software-as-a-Service) offering designed as an accessible solution to help Indian Urban Cooperative Banks (UCBs) to modernize their business and operations. Vidyadhar Anaskar, Chairman, Vidya Sahakari Bank Ltd, and Maharashtra Urban Cooperative Banks Federation, and Vice President, National Federation of Urban Cooperative Banks & Credit Societies LTD (NAFCUB), said, “Urban Cooperative Banks (UCBs) have immense potential waiting to be harnessed. The UCBs’ geographic and demographic reach within the urban and rural populace is unmatched, not to mention the richness of the banking relationship with their customers. At Vidya Bank, we are looking at leveraging this opportunity, to leapfrog into the future with a modern technology platform as a key strategic asset. With Infosys Finacle, we are able to fully embrace our digital-first vision and we look forward to differentiating ourselves with a winning combination of a strong community presence and tech-powered, innovative, contextual, banking products.”

4. Recognitions

•	Infosys recognized as one of India’s Best Employers among Nation-Builders 2021
•	Infosys topped CRISIL’s ranking as the most Environmental, Social, and Governance (ESG) focused IT Company in India
•	Infosys won four Stevie® Awards at the 19th Annual American Business Awards. Also won a silver Stevie® Award at the 2021 Asia Pacific Stevie Awards
•	Infosys won top spot in Institutional Investor 2021 All Asia Executive Team Ranking (IT Services & Software)
•	Positioned as the fourth most attractive employer in India, according to the Randstad Employer Brand Research (REBR), 2021
•	Ranked number 3 by Brand Finance in their top 10 most valuable Indian brands listing
•	Infosys was recognized as one of the top three service providers in the Nordics in the Whitelane Research and PA Consulting IT Sourcing Study 2021
•	Ranked among the top five in 14 countries by Top Employer Global 2021
•	Infosys won six awards in the Engineering Service Providers (ESP) category at the NASSCOM ER&D Showcase 2021. Also won ER&D Organization of the year award for 2021
•	Infosys was recognized by HPE as the Global System Integrator of the Year 2021 and Asia Pacific System Integrator of the Year 2021
•	Microsoft awarded ‘Supplier of the Year: Large’ to Infosys at 2021 Microsoft Supplier Program Prestige Awards
•	BluePrism recognized Infosys with Global Client Business Impact Partner of the Year Telecommunications and Regional Client Business Impact Telecommunications – APAC Awards at the BluePrism Partner Excellence Awards 2021
•	Ranked as a leader in Gartner Magic Quadrant for Oracle Cloud Application Services, Worldwide
•	Positioned as a leader in Everest - Application and Digital Services in Banking PEAK Matrix® Global Assessment 2021
•	Ranked as a leader in IDC MarketScape: Worldwide Microsoft Implementation Services 2021 Vendor Assessment
•	Ranked as a leader in IDC MarketScape: Worldwide Artificial Intelligence Services 2021 Vendor Assessment
•	Rated as a leader in IDC MarketScape: Worldwide Smart Manufacturing Service Providers 2021 Vendor Assessment
•	Positioned as a leader in NelsonHall - Cognitive & Self-Healing IT Infrastructure Management Services NEAT 2021
•	Ranked as a leader in HFS Research Top 10: Telecom, Media, and Technology (TMT) Service Providers Top 10 2021
•	Positioned as a leader in HFS Research Top 10: ServiceNow Services 2021
•	Rated as a leader in HFS Research Top 10: Supply Chain Service Providers 2021
•	Ranked as a leader in NelsonHall - Intelligent Automation in Banking NEAT 2021
•	Ranked as a leader in NelsonHall - Blockchain Services NEAT 2021
•	EdgeVerve won two Globee awards for ‘Most Innovative Software of The Year’ for AssistEdge and ‘Effective Leadership During COVID’
•	IBS Sales League Table 2021 recognized Infosys Finacle as the best-selling solution across six categories
•	Infosys Positioned as Leader in ‘Salesforce Ecosystem Partners 2021’ ISG Provider Lens™ study 2020 – Leader in Germany and U.S.
•	Infosys was rated a Leader in Avasant’s Applied AI and Advanced Analytics Services RadarView 2021
•	Infosys Positioned as Leader in ISG Provider Lens™ Quadrant study on “Mainframe Services and Solutions 2021”- Leader in US
•	EdgeVerve was named Best Artificial Intelligence Software Company of 2021 by Digital.com

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in more than 50 countries to navigate their digital transformation. With four decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NSE, BSE, NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

“Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2021. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.”

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com	Harini Babu +1 46999 63516 Harini_Babu@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(in crore)

	June 30, 2021	March 31, 2021
ASSETS
Current assets
Cash and cash equivalents	21,339	24,714
Current investments	4,664	2,342
Trade receivables	20,421	19,294
Unbilled revenue	8,456	7,527
Other Current assets	6,912	6,856
Total current assets	61,792	60,733
Non-current assets
Property, plant and equipment and Right-of-use assets	18,120	18,417
Goodwill and other Intangible assets	8,221	8,151
Non-current investments	11,989	11,863
Unbilled revenue	722	594
Other non-current assets	8,642	8,628
Total non-current assets	47,694	47,653
Total assets	109,486	108,386
LIABILITIES AND EQUITY
Current liabilities
Trade payables	2,668	2,645
Unearned revenue	4,278	4,050
Employee benefit obligations	2,257	2,020
Other current liabilities and provisions	20,335	15,150
Total current liabilities	29,538	23,865
Non-current liabilities
Lease liabilities	4,391	4,587
Other non-current liabilities	3,244	3,152
Total non-current liabilities	7,635	7,739
Total liabilities	37,173	31,604
Total equity attributable to equity holders of the company	71,871	76,351
Non-controlling interests	442	431
Total equity	72,313	76,782
Total liabilities and equity	109,486	108,386

Extracted from the Condensed Consolidated statement of Comprehensive Income under IFRS for:

(in crore except per equity share data)

	3 months ended June 30, 2021	3 months ended June 30, 2020
Revenues	27,896	23,665
Cost of sales	18,506	15,703
Gross profit	9,390	7,962
Operating expenses:
Selling and marketing expenses	1,248	1,146
Administrative expenses	1,539	1,451
Total operating expenses	2,787	2,597
Operating profit	6,603	5,365
Other income, net (3)	573	427
Profit before income taxes	7,176	5,792
Income tax expense	1,975	1,520
Net profit (before minority interest)	5,201	4,272
Net profit (after minority interest)	5,195	4,233
Basic EPS ($)	12.24	9.98
Diluted EPS ($)	12.21	9.97

NOTES:

1.	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter ended June 30, 2021 which have been taken on record at the Board meeting held on July 14, 2021.
2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.
3.	Other Income includes Finance Cost.